UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

AVANTGO, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

05349M 10 0

(CUSIP Number)

Daniel R. Carl
Sybase, Inc.
One Sybase Drive
Dublin, California 94568
Telephone: (925) 236-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to

Michael J. Kennedy, Esq.
Michael S. Dorf, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
One Market, Spear Tower, Suite 3300
San Francisco, California 94105
(415) 947-2000

December 19, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05349M 10 0

1		Names of Reporting Persons

Sybase, Inc.

I.R.S. Identification Nos. of above Persons (entities only).

94-2951005

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ N/A (b) ☐ N/A

3		SEC Use Only

4		Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6		Citizenship or Place of Organization State of Delaware

	7	Sole Voting Power None

NUMBER OF

SHARES
BENEFICIALLY	8	Shared Voting Power 7,736,394 (1)

OWNED BY

EACH
REPORTING	9	Sole Dispositive Power None

PERSON

WITH
	10	Shared Dispositive Power None

11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,736,394 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13		Percent of Class Represented by Amount in Row (11) 21.6%(2)

14		Type of Reporting Person (See Instructions)

CO

(1)	7,736,394 shares of AvantGo, Inc. common stock are subject to Voting Agreements entered into between Sybase, Inc. and certain stockholders of AvantGo, Inc. (discussed in Items 3 and 4 below), of which 1,012,721 shares are issuable upon exercise of outstanding options which are either vested or will vest within sixty days of December 19, 2002.

(2)	Based on the number of shares of AvantGo, Inc. common stock outstanding as of December 19, 2002 (as represented by AvantGo, Inc. in the Merger Agreement discussed in Item 4 below), the number of shares of AvantGo, Inc. common stock indicated, including the shares of AvantGo, Inc. common stock subject to options that are exercisable within sixty days of December 19, 2002, represents approximately 21.6% of the outstanding AvantGo, Inc. common stock.

     Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by Sybase, Inc. that it is the beneficial owner of any of the common stock of AvantGo, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of AvantGo, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 25881 Industrial Blvd., Hayward, California 94545.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  The name of the person filing this statement is Sybase, Inc., a Delaware corporation (“Sybase”).

     (b)  The address of Sybase’s principal office and principal business is One Sybase Drive, Dublin, California 94568.

     (c)  Sybase pioneers software that integrates platforms, databases and applications.

     (d)  Neither Sybase nor, to Sybase’s knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d).

     (e)  Neither Sybase nor, to Sybase’s knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(e).

     (f)  With the exception of Mr. Terry Stepien, who is a Canadian citizen, to Sybase’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As an inducement for Sybase to enter into the Merger Agreement described in Item 4 and in consideration thereof, the directors and executive officers of the Issuer entered into Voting Agreements with Sybase (discussed in Item 4 below). Sybase did not pay additional consideration to the directors and executive officers of the Issuer in connection with the execution and delivery of the Voting Agreements. In addition, the directors and executive officers of the Issuer granted Sybase an irrevocable proxy with respect to the Issuer securities covered by the Voting Agreements.

     References to, and descriptions of, the Merger (discussed in Item 4 below), the Merger Agreement and the Voting Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION

     (a)-(b) Pursuant to the Voting Agreements, dated as of December 19, 2002 (the “Voting Agreements”), among Sybase and certain stockholders of the Issuer listed on Schedule B hereto (collectively, the “Stockholders”), Sybase may be deemed to be the beneficial owner of 7,736,394 shares of Issuer common stock (collectively, the “Subject Shares”). Sybase and the Stockholders entered into the Voting Agreements to induce Sybase to enter into the Agreement and Plan of Merger, dated as of December 19, 2002 (the “Merger Agreement”), among Sybase, Seurat Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sybase (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Sybase (the “Surviving Corporation”). In the Merger, each share of Issuer common stock will be converted into the right to receive $1.0294797 in cash, without interest. The Merger is subject to customary conditions, including requisite approval by the stockholders of the Issuer.

     The Voting Agreements were entered into as a condition to the willingness of Sybase to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer’s stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements (including any stock options, warrants or similar instruments) will be subject to the Voting Agreements. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in Sybase being deemed to acquire beneficial ownership of additional securities of the Issuer.

     Pursuant to the Voting Agreements, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock or other securities of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements), have agreed, among other things, (i) not to cause or permit any Transfer (as defined in Section 1(d) of the Voting Agreements) of any of the shares to be effected or make any offer regarding the Transfer of any of the shares; (ii) not to deposit, or permit the deposit of, any shares in a voting trust, grant any proxy in respect of the shares, or enter into any voting agreement or similar arrangement, commitment or understanding; (iii) to vote in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement; (iv) to vote against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (v) to vote against any other extraordinary corporate transaction involving the Issuer or any of its subsidiaries (such as a merger, reorganization, sale or transfer of a significant amount of assets or material change in capitalization) or any other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; (vi) to vote in favor of waiving any notice that may have been or may be required relating to any extraordinary corporate transaction involving the Issuer or any of its subsidiaries; and (vii) not to directly or indirectly solicit, initiate, encourage or take an action intended to induce the making, submission or announcement of any Acquisition Proposal (as defined in Section 5.4(d) of the Merger Agreement) or engage or participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal.

     Further, as part of the Voting Agreements, each Stockholder has entered into an Irrevocable Proxy thereby irrevocably appointing members of the Board of Directors of Sybase, and each of them individually, as the sole and exclusive attorneys and proxies of each Stockholder (the “Attorneys”), with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of Issuer that now are or hereafter may be beneficially owned by the Stockholder, and any and all other shares or securities of Issuer issued or issuable in respect thereof on or after the date of the Voting Agreement in accordance with the terms of the Irrevocable Proxy, a copy of which is attached as Exhibit A to the Voting Agreement filed as Exhibit 2 to this Schedule 13D. The names of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder, are set forth on Schedule B hereto.

     In exercising the right to vote the Subject Shares as the sole and exclusive attorneys and proxies of the Stockholders, the Attorneys’ rights are limited to voting the Subject Shares, or granting a consent or similar approval with respect to the Subject Shares, (i) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (iii) against any extraordinary corporate transaction involving the Issuer or any of its subsidiaries (such as a merger, reorganization, sale or transfer of a significant amount of assets or material change in capitalization) or any other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (iv) in favor of waiving any notice that may have been or may be required relating to any extraordinary corporate transaction involving the Issuer or any of its subsidiaries. The Stockholders may vote the Subject Shares on all other matters.

     The Voting Agreements and Irrevocable Proxies expire upon the earlier of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

     (c)  Not applicable.

     (d)  Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub as of immediately prior to the consummation of the Merger, until their resignation or removal or until their successors are duly elected and qualified. The existing directors of Merger Sub are Marty J. Beard, Pieter A. Van der Vorst and Daniel R. Carl. The officers of the Surviving Corporation shall be the existing officers of Merger Sub as of immediately prior to the consummation of the Merger. The existing officers of Merger Sub are Marty J. Beard, President and Chief Executive Officer, Pieter A. Van der Vorst, Chief Financial Officer, and Daniel R. Carl, Secretary.

     (e)  Other than as a result of the Merger described in this Item 4, not applicable.

     (f)  Not applicable.

     (g)  Upon consummation of the Merger, the Certificate of Incorporation of the Issuer shall be amended and restated to be the same in substance as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, until thereafter amended. The name of the Surviving Corporation shall be AvantGo, Inc. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

     (h) - (i) Upon consummation of the Merger, the Issuer common stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j)  Other than as described above, Sybase currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Sybase reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As a result of the Voting Agreements, Sybase may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares (which include 1,012,721 shares of common stock subject to options that are exercisable within 60 days of December 19, 2002) constitute approximately 21.6% of the issued and outstanding shares of Issuer common stock, based on the Issuer’s representation in the Merger Agreement that there were 35,736,977 shares of Issuer common stock issued and outstanding at the close of business on December 19, 2002. Sybase may be deemed to have the shared power to vote the Subject Shares with respect to those matters described in Item 4 above. However, Sybase is not entitled to any rights as a stockholder of Issuer as to the Subject Shares and expressly disclaims any beneficial ownership of the shares covered by the Voting Agreements. Sybase does not have the power to dispose of the Subject Shares.

     (c)  Neither Sybase nor, to the knowledge of Sybase, any person named in Schedule A has effected any transaction in the Issuer common stock during the past 60 days.

     (d)  To the knowledge of Sybase, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of Issuer.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Sybase, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name

1.	Agreement and Plan of Merger dated as of December 19, 2002, by and among Sybase, Inc., a Delaware corporation, Seurat Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Sybase, Inc., and AvantGo, Inc., a Delaware corporation.

2.	Form of Voting Agreement and Irrevocable Proxy dated as of December 19, 2002, which has been entered into between Sybase, Inc., a Delaware corporation, and those stockholders of AvantGo, Inc., a Delaware corporation, listed on Schedule B hereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYBASE, INC.,

By: /s/ Daniel R. Carl
Name: Daniel R. Carl Title: Vice President, General Counsel and Secretary
Dated: December 30, 2002

EXHIBIT INDEX

Exhibit
Number	Exhibit Name

1.	Agreement and Plan of Merger dated as of December 19, 2002, by and among Sybase, Inc., a Delaware corporation, Seurat Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Sybase, Inc., and AvantGo, Inc., a Delaware corporation.

2.	Form of Voting Agreement and Irrevocable Proxy dated as of December 19, 2002, by and among Sybase, Inc., a Delaware corporation, and those stockholders of AvantGo, Inc., a Delaware corporation, listed on Schedule B hereto.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SYBASE, INC.

     The following is the list of the directors and executive officers of Sybase. Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Sybase. The principal address of Sybase, and unless otherwise indicated below, the current business address for each individual listed below is One Sybase Drive, Dublin, California 94568.

Board of Directors of Sybase, Inc.

Name and Business Address	Present Principal Occupation

John S. Chen	Chairman of the Board of Directors, Chief Executive Officer and President
Richard C. Alberding	Retired, Executive Vice President, Hewlett-Packard Company
Cecilia Claudio (1)	Senior Vice President and Chief Information Officer of Farmers Group, Inc.
L. William Krause (2)	President of LWK Ventures and Chairman and CEO of Caspian Networks, Inc.
Alan B. Salisbury	Former Chairman and President of Learning Tree International, USA, Inc. and current CEO of A. B. Salisbury & Co., Consulting
Robert P. Wayman (3)	Chief Financial Officer of Hewlett-Packard Company
Linda K. Yates	Founder and Former Chief Executive Officer of Strategos, and current Henry Crown Fellow with the Aspen Institute

Executive Officers of Sybase, Inc.

Name and Business Address	Present Principal Occupation

John S. Chen	Chairman of the Board of Directors, Chief Executive Officer and President
Michael Bealmear	Executive Vice President, Worldwide Field Organization
Pamela J. George	Senior Vice President Corporate Marketing
Billy Ho	Senior Vice President and General Manager, eBusiness Division
Eric Miles	Senior Vice President and General Manager, Business Intelligence Division
Richard Moore	Senior Vice President and General Manager, vBusiness Group
Raj Nathan	Senior Vice President and General Manager, Enterprise Solutions Division
Pieter A. Van der Vorst	Senior Vice President and Chief Financial Officer
Terry Stepien (4)	President, iAnywhere Solutions, Inc.
Marty Beard	Vice President, Corporate Development
Daniel R. Carl	Vice President, General Counsel and Secretary
Martin J. Healy	Vice President and Corporate Controller
Nita C. White-Ivy	Vice President, Worldwide Human Resources

(1)	Cecilia Claudio’s business address at Farmers Group, Inc. is 4750 Wilshire Blvd., Los Angeles, CA 90010.

(2)	William Krause’s business address at Caspian Networks, Inc. is 170 Baytech Drive, San Jose, CA 95134.

(3)	Robert Wayman’s business address at Hewlett-Packard Company is 3000 Hanover Street, Palo Alto, CA 94304.

(4)	Terry Stepien is a citizen of Canada.

SCHEDULE B

AVANTGO, INC.
VOTING AGREEMENTS AND IRREVOCABLE PROXIES
THE INFORMATION IN THIS SCHEDULE IS BASED ON
INFORMATION PROVIDED BY AVANTGO TO SYBASE

     The following is the list of the holders of common stock of AvantGo who entered into Voting Agreements and Irrevocable Proxies with Sybase on December 19, 2002. The information in this schedule is based upon information provided by AvantGo to Sybase.

Board of Directors

		Percentage of
	Shares of AvantGo	AvantGo Common
	Common Stock	Stock Beneficially
Stockholder	Beneficially Owned (1)	Owned

Christopher B. Hollenbeck (2)	937,864	2.62%
Robert J. Lesko (3)	62,200	*
Felix Lin (4)	1,984,522	5.55%
James T. Richardson (5)	27,291	*
William J. Miller (6)	19,999	*
Jeffrey T. Webber (7)	609,451	1.70%
Peter Ziebelman (8)	3,047,053	8.52%
David Pratt (9)	166,666	*
David Cooper (10)	665,308	1.86%
Richard Treadway (11)	12,500	*
Mark Cochran (12)	203,540	*

*	Holds less than 1%

(1)	Information with respect to “beneficial ownership” shown in the table above is based on information supplied by the directors and executive officers of AvantGo and filings made with the Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. All the shares of common stock shown as beneficially owned by the persons named in the table include shares of common stock subject to options that may be exercised within 60 days of December 19, 2002. The percentage of beneficial ownership is based on 35,736,977 shares of common stock outstanding as of December 19, 2002 and includes shares of common stock subject to options that may be exercised within 60 days of December 19, 2002.

(2)	Includes:

•	15,000 shares subject to options exercisable within 60 days of December 19, 2002.

•	321,806 shares held by H&Q Adobe Ventures Management II, LLC

•	24,358 shares held by Adobe Venture III, L.P.

•	1,479 shares held by HQVA Adobe Ventures Management III, LLC

•	574,021 shares held by H&Q AvantGo Investors, L.P.

(3)	Includes:

•	15,000 shares subject to options exercisable within 60 days of December 19, 2002.

•	3,000 shares held by Kathleen Lesko

(4)	Includes:

•	15,921 shares held by Custodian for Joshua Samuel Lin

•	12,421 shares held by Custodian for Nicholas Lin

•	19,330 shares held by Betty Mae Lin 2000 Annuity Trust

•	73,828 shares held by Betty Mae Lin

•	1,760,522 shares held by Felix and Betty Mae Lin Trust UA DTD September 27, 2000

(5)	Includes:

•	27,291 shares subject to options exercisable within 60 days of December 19, 2002.

(6)	Includes:

•	17,916 shares subject to options exercisable within 60 days of December 19, 2002.

(7)	Includes:

•	15,000 shares subject to options exercisable within 60 days of December 19, 2002.

•	143,389 shares held by The Entrepreneurs Fund, L.P.

•	41,865 shares held by The Entrepreneurs Fund II, L.P.

•	215,311 shares held by The Entrepreneurs Growth Fund, L.P.

•	34,426 shares held by RBW Investments

•	2,990 shares held by Joseph Brilando (R.B. Webber & Co.)

•	2,990 shares held by C. Woodrow Rea, Jr. (R.B. Webber & Co.)

(8)	Includes:

•	15,000 shares subject to options exercisable within 60 days of December 19, 2002.

•	2,870,570 shares held by 21st Century Internet Fund, L.P.

•	161,483 shares held by 21st Century Internet Fund II, L.P.

(9)	Includes:

•	166,666 shares subject to options exercisable within 60 days of December 19, 2002.

(10)	Includes:

•	637,308 shares subject to options exercisable within 60 days of December 19, 2002.

(11)	Includes:

•	12,500 shares subject to options exercisable within 60 days of December 19, 2002.

(12)	Includes:

•	91,040 shares subject to options exercisable within 60 days of December 19, 2002.